Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares (as defined below). The tender offer (as defined below) is made solely by the Offer to Purchase dated August 24, 2015 and the related Letter of Transmittal, as they may be amended or supplemented from time to time. The tender offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares in any jurisdiction in which the making or acceptance of offers to sell shares would not be in compliance with the laws of that jurisdiction. If St. Joe (as defined below) becomes aware of any such jurisdiction where the making of the tender offer or the acceptance of shares pursuant to the tender offer is not in compliance with applicable law, St. Joe will make a good faith effort to comply with the applicable law. If, after such good faith effort, St. Joe cannot comply with the applicable law, the tender offer will not be made to (nor will tenders be accepted from or on behalf of) the shareholders residing in such jurisdiction.

Notice of Offer to Purchase for Cash

by

The St. Joe Company

of

Up to 16,666,666 Shares of its Common Stock

At a Purchase Price of $18.00 Per Share

The St. Joe Company, a Florida corporation (“St. Joe”), is offering to purchase up to 16,666,666 shares of its common stock, no par value, at a price of $18.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 24, 2015 (the “Offer to Purchase”), and the related Letter of Transmittal, which together, as they may be amended and supplemented from time to time, constitute the “tender offer.” Unless the context otherwise requires, all references to “shares” shall refer to the shares of common stock, no par value, of St. Joe.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON SEPTEMBER 22, 2015, UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME, AS THEY MAY BE EXTENDED, THE “EXPIRATION DATE”).

The tender offer is not conditioned upon obtaining financing or any minimum number of shares being tendered. The tender offer is, however, subject to other conditions set forth in the Offer to Purchase.

THE BOARD OF DIRECTORS OF ST. JOE HAS APPROVED THE TENDER OFFER. HOWEVER, NEITHER ST. JOE, ITS BOARD OF DIRECTORS, THE DEPOSITARY NOR THE INFORMATION AGENT MAKES ANY RECOMMENDATION TO ANY SHAREHOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING ANY SHARES. SHAREHOLDERS SHOULD CAREFULLY EVALUATE ALL INFORMATION IN THE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL, SHOULD CONSULT WITH THEIR OWN FINANCIAL AND TAX ADVISORS, AND SHOULD MAKE THEIR OWN DECISIONS ABOUT WHETHER TO TENDER SHARES, AND, IF SO, HOW MANY SHARES TO TENDER.

The primary purpose of the tender offer is to provide St. Joe’s shareholders with the opportunity to tender all or a portion of their shares and, thereby, receive a return of some or all of their investment if they so elect. Based on an evaluation of St. Joe’s operations, financial condition, capital needs, regulatory requirements, strategy and expectations for the future, including the fact that St. Joe is currently studying a longer-term property development strategy that could generate losses and negative cash flows for an extended period of time if St. Joe continues with the self-development of recently granted entitlements, the management and Board of Directors of St. Joe believe that it is appropriate at this time to offer to repurchase shares pursuant to the tender offer using a portion of St. Joe’s current assets. St. Joe also believes that the tender offer provides shareholders with an opportunity to obtain liquidity with respect to all or a portion of their shares without the potential disruption to the share price that can result from market sales. The liquidity of the trading market in St. Joe’s shares is currently limited as a result of relatively concentrated ownership by its major shareholders and the long-term nature of its business, and trading in St. Joe’s shares will likely continue to be relatively illiquid for the foreseeable future. In addition, if St. Joe completes the tender offer, shareholders who choose not to tender will own, and shareholders who retain an equity interest in St. Joe as a result of a partial or conditional tender of shares may own, a greater percentage ownership of St. Joe’s outstanding shares to the extent St. Joe purchases shares in the tender offer. However, to the extent St. Joe purchases shares in the tender offer, shareholders retaining an equity interest in St. Joe may face reduced trading liquidity. St. Joe expects to fund the share purchases in the tender offer, and to pay related fees and expenses, from its current assets, including cash and cash equivalents and investments.

Upon the terms and subject to the conditions of the tender offer, St. Joe will purchase 16,666,666 shares, or such fewer number of shares as are properly tendered and not properly withdrawn, before the scheduled expiration date of the tender offer, at a price of $18.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest. If greater than 16,666,666 shares, or such greater number of shares as St. Joe may elect to purchase, subject to applicable law, have been properly tendered and not properly withdrawn prior to the expiration date, St. Joe will purchase properly tendered shares on the basis set forth below:

• First, St. Joe will purchase all shares properly tendered and not properly withdrawn prior to the expiration date by any shareholder who owns beneficially or of record an aggregate of fewer than 100 shares (referred to as “odd lot holders”) and tenders all such shares (tenders of fewer than all the shares owned by such odd lot holder will not qualify for this preference);

• Second, after the purchase of all of the shares tendered by odd lot holders, subject to the conditional tender provisions described in the Offer to Purchase, St. Joe will purchase all other shares properly tendered and not properly withdrawn prior to the expiration date, on a pro rata basis, with appropriate adjustments to avoid purchases of fractional shares, until St. Joe has purchased 16,666,666 shares (or such greater number of shares as St. Joe may elect to purchase, subject to applicable law); and

• Third, only if necessary to permit St. Joe to purchase 16,666,666 shares (or such greater number of shares as St. Joe may elect to purchase, subject to applicable law), St. Joe will purchase shares conditionally tendered (for which the condition was not initially satisfied) and not properly withdrawn prior to the expiration date, by random lot, to the extent feasible. To be eligible for purchase by random lot, shareholders whose shares are conditionally tendered must have tendered all of their shares.

All shares tendered and not purchased pursuant to the tender offer, including shares not purchased because of proration or conditional tenders, will be returned at St. Joe’s expense promptly after the expiration date. St. Joe expressly reserves the right, in its sole discretion, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 7 of the Offer to Purchase shall have occurred or shall be deemed by St. Joe to have occurred, to extend the period of time during which the tender offer is open and thereby delay acceptance for payment of, and payment for, any shares by giving oral or written notice of the extension to the Depositary and making a public announcement of the extension no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced expiration date.

Shares tendered pursuant to the tender offer may be withdrawn at any time prior to the expiration date and, unless previously accepted for payment by St. Joe pursuant to the tender offer, also may be withdrawn at any time after October 20, 2015. Shareholders who tendered their shares by giving instructions to a bank, broker, dealer, trust company or other nominee must instruct that person to arrange for the withdrawal of their shares.

For a withdrawal to be effective, a written or facsimile notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of the Offer to Purchase. Any such notice of withdrawal must specify the name of the tendering shareholder, the number of shares to be withdrawn and the name of the registered holder of the shares. If the share certificates to be withdrawn have been delivered or otherwise identified to the Depositary, then, before the release of the share certificates, the tendering shareholder also must submit the serial numbers shown on the share certificates for those shares to be withdrawn to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless the shares have been tendered for the account of an Eligible Institution. If shares have been tendered under the procedure for book-entry transfer set forth in the Offer to Purchase, any notice of withdrawal also must specify the name and the number of the account at the book-entry transfer facility to be credited with the withdrawn shares and must otherwise comply with the book-entry transfer facility’s procedure.

For purposes of the tender offer, St. Joe will be deemed to have accepted for payment, and therefore purchased shares, that are properly tendered and not properly withdrawn, subject to the “odd lot” priority, proration and conditional tender provisions of the tender offer, only when, as and if it gives oral or written notice to the Depositary of its acceptance of the shares for payment pursuant to the tender offer.

Payment for shares tendered and accepted for payment pursuant to the tender offer will be made promptly, subject to possible delay in the event of proration, but only after timely receipt by the Depositary of certificates for shares or a timely book-entry confirmation of shares into the Depositary’s account at the book-entry transfer facility, a properly completed and duly executed Letter of Transmittal, or manually signed facsimile of the Letter of Transmittal, including any required signature guarantees, or an agent’s message, in the case of a book-entry transfer, and any other documents required by the Letter of Transmittal.

Shareholders desiring to tender shares under the tender offer must follow the procedures set forth in Section 3 of the Offer to Purchase and in the Letter of Transmittal. Shareholders desiring to tender their shares but whose certificates are not immediately available, or who are unable to complete the procedure for book-entry transfer or to make delivery of all required documents to the Depositary before the expiration date, may tender their shares by complying with the procedures set forth in Section 3 of the Offer to Purchase for tendering by Notice of Guaranteed Delivery.

All questions as to the number of shares to be accepted and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of shares will be determined by St. Joe, in its sole discretion, and St. Joe’s determination will be final and binding on all parties, subject to a court of law having jurisdiction regarding such matters. St. Joe reserves the absolute right to reject any or all tenders of any shares that it determines are not in proper form or the acceptance for payment of or payment for which St. Joe determines may be unlawful. None of St. Joe, the Depositary, the Information Agent or any other person will be obligated to give notice of any defects or irregularities in any tender, nor will any of them incur any liability for failure to give this notice.

If you are a U.S. Holder (as defined in the Offer to Purchase), the receipt of cash for your tendered shares generally will be treated for United States federal income tax purposes either as (a) a sale or exchange eligible for capital gain or loss treatment or (b) a distribution. If you are a Non-U.S. Holder (as defined in the Offer to Purchase), the payment of cash for your tendered shares may be subject to United States federal income tax withholding at a 30% rate unless one of certain exemptions applies. Shareholders are strongly encouraged to read the Offer to Purchase, in particular, Sections 3 and 13, for additional information regarding the United States federal income tax consequences of participating in the tender offer and should consult their tax advisors.

The information required to be disclosed by Rule 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

The Offer to Purchase and the Letter of Transmittal contain important information that should be read before any decision is made with respect to the tender offer.

Requests for copies of the Offer to Purchase, the related Letter of Transmittal, the Notice of Guaranteed Delivery or the other tender offer materials may be directed to the Information Agent at the telephone number and address set forth below. Questions or requests for assistance may be directed to the Information Agent at its telephone number and address set forth below. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the tender offer. To confirm delivery of shares, shareholders are directed to contact the Depositary.

The Information Agent for the Tender Offer is:

D.F. King & Co., Inc.

48 Wall Street

New York, NY 10005

Call Toll-Free: (800) 330-5897

All Others Call: (212) 269-5550

Email: joe@dfking.com

The Depositary for the Tender Offer is:

If delivering by mail: American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department P.O. Box 2042 New York, New York 10272-2042	If delivering by hand or courier: American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219

August 24, 2015